December 30, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
The Boeing Company
James A. Bell, Executive Vice President and Chief Financial
Officer
100 N. Riverside
Chicago, IL. 60606

		Re:	The Boeing Company
			Form 10-K for the Year Ended December 31, 2004
       			File 001-00442

Dear Mr. Bell:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 7- Management`s Discussion and Analysis of Financial
Conditions
and Results of Operations

Consolidated Results of Operations, page 13

1. In addition to the table summarizing your key indicators, we suggest you present a second table summarizing the relative contributions of your Commercial Airplanes, IDS and BCC businesses to consolidated revenues, operating earnings and net earnings. In this regard, please ensure that you include the accounting differences, eliminations and other items necessary to reconcile to the consolidated totals shown in your table of key indicators.

Contractual Obligations, page 22

2. You have certain production related purchase obligations, which have historically been settled through either termination payments or contract adjustments should the customer base not materialize to support delivery from the supplier. However, it appears that you have not recorded these obligations on your statement of financial position. Based on your disclosures, it appears probable that you would incur some penalties as result of early settlement of these obligations. Based on your historical experience it appears these penalties could be reasonably estimated. As such, please tell us your accounting policy related to these items and provide us with support for your conclusions. If you believe there is only a reasonable possibility that you will incur penalties, provide an estimate of the amount of such penalties. See paragraphs 8 and 10 of SFAS 5.

Guarantees, page 23

3. We note your disclosure that a contingent repurchase agreement only becomes a trade-in commitment if the customer exercises its right to sell the Sale Aircraft to you, and we also note your belief that very few, if any, of your outstanding contingent repurchase commitments will ultimately become trade-in commitments. With a view toward expanded disclosure, tell us your historical experience in this regard. In your response, please clarify whether your customers have actually exercised their right to sell Sale Aircraft to you aggregating $972 million and $1.3 billion as of December 31, 2004 and
2003. If so, tell how you determined that it was probable that you would only be obligated to perform on trade-in commitments with gross amounts payable totaling $116 million and $582 million as of December
31, 2004 and 2003.

4. Also, tell us how current trends in the airline industry have affected your assumptions over the past two or three years. For example, tell us the principal reasons why the amount of estimated gross payables to customers relating to trade-in commitments decreased from $582 million to $116 million during 2004.

767 Tanker program, page 38

5. We note that pre-contract costs associated with your 767 Tanker Program were being deferred and recorded in inventory. In this regard, supplementally tell us why you believed these costs were not within the scope of SOP 98-5, and also tell us why you believe it was appropriate to record these costs in inventory. In your response, tell us the specific future benefits you expected to have resulted even if the USAF contract was not obtained. See paragraph 75(a) of
SOP 81-1.

Item 8- Financial Statements

Consolidated Statements of Operations, page 63

6. It is unclear how your share-based plans expense relates to other operating expense line item classifications. We prefer that share-based compensation be included in the appropriate line item, such as costs of products or services, general and administrative expense or research and development expense, parenthetically noting the amount of equity-related charge that is included in that line item. However, in the alternative, share-based compensation may be presented as a separate line item, provided that you parenthetically note the amount of equity-related charge being excluded from the appropriate line item
(because it is presented as a separate line item).

Note 1- Summary of Significant Accounting Principles

Inventories, page 70

7. Based on the disclosures on page 45, we note that your Launch
and
Orbital Systems segment has incurred negative operating margins as costs of goods sold have exceeded net sales for the past three fiscal
years.   Please significantly expand your accounting policy for
inventories to provide disclosure of the material assumptions and methodologies used by management in assessing excess or obsolete
inventories.   Your disclosure should also describe (i) any
evidence
obtained to ensure that the utility of inventory goods through their
ordinary disposal will not be less than its cost; and (ii) how often
management evaluates inventories for impairment (e.g. at each
reporting date).   Please advise or revise accordingly.

Note 20- Arrangements with Off-Balance Sheet Risk

Guarantees, page 109

8. It appears that you do not record a liability in relation to your
repurchase commitments at the point of the original sale of your aircraft. Instead, you record a liability at the point that customers exercise their rights to trade-in aircraft and enter into
arrangements
to purchase more aircraft.   However, it appears to us that these
agreements would fall under paragraphs 7-9 of EITF 00-24, which, due to the provisions in FIN 45, now require you to recognize a liability in relation to these agreements when the initial sale takes place. Further, paragraph 8(a) of FIN 45 would require a liability to be recorded in relation to your obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering event or conditions occur even though it is not probable that payments will be required under that guarantee. Please tell how your accounting policies comply with the aforementioned standards.

9. In addition, please tell us how you apply paragraph 8(a) of FIN
45
to all of your guarantees other than those related to your repurchase commitments.

	As appropriate, respond to these comments within 15 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant
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James A. Bell, Executive Vice President and Chief Financial
Officer
The Boeing Company
December 30, 2005
Page 5